

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

MAIL STOP 3561

April 20, 2010

Mr. George Carpenter
Chief Executive Officer
CNS Response, Inc.
2755 Bristol Street, Suite 285
Costa Mesa, CA 92626

   Re: CNS Response, Inc.
      Form 10-K
      Filed December 30, 2009
      File No. 000-26285
      Supplemental Response Letter
      Dated April 1, 2010

Dear Mr. Carpenter:

   We have completed our review of your filing and have no further comments at this time.

            Sincerely,

            John Reynolds
            Assistant Director